Manufacturers Investment Trust
Redesignation
of Classes of Shares
     The undersigned, being a majority of the Trustees of Manufacturers Investment Trust (the “Trust”), acting pursuant to Section 4.1(b) of the Agreement and Declaration of Trust of the Trust dated September 29, 1988 (the “Declaration of Trust”) hereby redesignate Class A and Class B shares of each series of the Trust as follows:
1.	Class A shares of beneficial interest of each series of the Trust are redesignated “Series I” shares and Class B shares of beneficial interest of each series of the Trust are redesignated “Series II” shares.

     In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 1st day of May, 2002.

/s/Don B. Allen	/s/John D. Richardson

Don B. Allen	John D. Richardson

/s/Charles L. Bardelis	/s/F. David Rolwing

Charles L. Bardelis	F. David Rolwing

/s/Samuel Hoar

Samuel Hoar	John D. DesPrez III
The Agreement and Declaration of Trust of the Trust, dated September 29, 1988, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust, or the particular Series of Shares in question, as the case may be.